RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

Exemption File No.82 - 35005

30th August, 2006

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and thank you for the same.

Further, we have submitted a letter dated 30th August, 2006 to the Stock Exchanges in India in the matter of Update on Award of International Court of Arbitration of International Chamber of Commerce (ICC) in the matter of FLAG Telecom Group Limited v/s. Videsh Sanchar Nigam Limited, copy of the same is enclosed herewith for information and records.

Very truly yours
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Copy to: Yusuf Safdari
Greenberg Traurig LLP
1900 University Avenue, 5th Floor
East Palo Alto, CA 94303

9/7

Reliance Communications Limited
Regd. Office : H-Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 022 30386286
Fax: +91 022 30376622

August 30, 2006

Shri S Subramanian
DCS – CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai – 400 001
Fax No: 2272 2037/39/41/61/3121/3719
BSE Scrip Code : **532712**

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra Kurla Complex, Bandra (E)
Mumbai – 400 051
Fax No: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sirs,

Sub: Update on Award of International Court of Arbitration of International Chamber of Commerce (ICC) in the matter of FLAG Telecom Group Limited v/s Videsh Sanchar Nigam Limited

Further to our letter dated May 26, 2006 on the subject, we have been informed by FLAG Telecom Group Limited (FLAG), an associate of the Company that:

1. The negotiations, under an award of the international tribunal, between FLAG and VSNL for determination of reasonable and cost-based access charges at VSNL's Mumbai landing station have failed due to monopolistic and anti competitive attitude of VSNL.

2. VSNL's refusal to negotiate landing station access charges in good faith, and on basis of costs incurred, has resulted in failure of negotiations.

3. The failure of negotiations would harm the ITES/BPO and other user industries in India due to the exorbitantly high bandwidth prices and landing station access charges maintained by VSNL, which lead to unrealistically high costs of international connectivity for Indian Enterprises, thus resulting in higher costs for the end consumers in India.

4. Since the 90 days period permitted by Arbitration Award for negotiations, in good faith, for reasonable access charges at VSNL's Mumbai landing station is over, FLAG has approached the Tribunal for its determination of the reasonable and cost-based access charges.

5. FLAG has also approached the Tribunal for setting a time table for determination of damages due to the unlawful refusal of VSNL to grant access to FLAG from 1998 onwards.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary